EXHIBIT 3.5

CERTIFICATE OF DESIGNATION

OF

SERIES A PREFERRED STOCK

OF

BLUE WATER BAR & GRILL, INC.

A special meeting of the Board of Directors of the above referenced Corporation was held on November 2, 2015 at 9:30am Atlantic Time (AT) at the Corporation’s headquarters.  The undersigned, being duly authorized, hereby certifies that the following resolutions were duly adopted by the Board of Directors of the Corporation by unanimous consent on November 2, 2015:

Upon motion duly made and unanimously carried, it was:

RESOLVED, that the Corporation and Board of Directors does hereby fix and determine the rights, preferences, privileges,  restrictions and other matters relating to the designation of the Corporation’s Series A Preferred Stock, $0.001 par value:

Designation and Amount.

This class of preferred stock shall be designated Series A Preferred Stock (“Preferred Stock”), $0.001 par value.  The Corporation’s Board of Directors may issue up to two-hundred fifty-thousand (250,000) shares of this Preferred Stock.

Rank.

The Preferred Stock shall rank superior to the Corporation’s common stock and all other classes (currently outstanding or future) of preferred stock.

Dividends.

The Preferred Stock is eligible for all legal dividends as may be approved by the Corporation’s Board of Directors.  In the event a dividend is declared across multiple classes of stock, the amount of any dividend to be received by holders of the Preferred Stock shall be calculated on a fully-diluted, pro-rata basis with the other classes of stock participating in said dividend.

Voting Rights.

Holders of the Preferred Stock shall have the right to vote on any and all matters with holders of common stock (and other classes of preferred stock, if any) by aggregating votes into one (1) class of stock.  Each share of Preferred Stock shall have five-thousand (5,000) votes for any election or other vote placed before the shareholders of the Corporation, regardless if the vote is taken with or without a shareholders’ meeting.  Holders of the Preferred Stock may not cumulate their votes in any voting matter.

Conversion.

After a minimum holding period of two (2) years from the date of issue, holders of shares of Preferred Stock may, at their sole option, convert all or a portion of their holdings of Preferred Stock into shares of the Corporation’s common stock at a ratio of one (1) share of Preferred Stock for five-thousand (5,000) shares of common stock.  There is no requirement for holders to convert their holdings into shares of common stock.

Redemption by Corporation.

After a minimum period of two (2) years from the date of issue the Corporation may, at its sole option, redeem some or all of the Preferred Stock in either cash, common stock (as per the conversion calculation herein), or a combination thereof.

and it was further

RESOLVED, that the officers of the Corporation shall be, and they hereby are, authorized, empowered and directed to take any and all steps, and to execute and deliver any and all instruments in connection with consummating the aforesaid transactions and in connection with carrying the foregoing resolutions into effect.

WITNESS my signature as of this 2nd day of November, 2015.

/s/ J. Scott Sitra

J. Scott Sitra

President, Treasurer, Secretary and Sole Director